EXHIBIT 2.01

Avino Silver & Gold Mines Ltd.

Disclosure of Payment by Resource Extraction Issuers

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of this Item, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals.

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties. The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico.

In addition, the Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa property in Durango, Mexico (the “La Preciosa Property”), located approximately 20 kms southwest of the Avino Property.

The Company is currently focusing on extracting and processing resources at the Avino Property and continuing to advance the La Preciosa Property.

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of this Item, for all projects made to each government.	Royalty - $162,000
Fees - $2,290,000
The total amounts of the payments, by payment type listed in paragraph (d)(9) (iii) of this Item.	$2,452,000 in total payments to the government agencies of The United Mexican States.
The currency used to make the payments;	All payments are remitted in MXP, converted to USD at an exchange rate of 1 CAD:13.3686 MXP by using the average exchange rate of the reporting period.
The fiscal year in which the payments were made;	December 31, 2024
The business segment of the resource extraction issuer that made the payments	Avino Mine, Durango Mexico.
The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located.	The United Mexican States ISO 3166-2:MX
The project of the resource extraction issuer to which the payments relate.	Avino (Elena Tolosa), La Preciosa
The particular resource that is the subject of commercial development	Gold, silver, copper
The method of extraction used in the project	Underground hard-rock mining
The major subnational political jurisdiction of the project	The United Mexican States